Exhibit 99.1

iQIYI Announces the Closing of Its Offering of US$350 Million Convertible Senior Notes due 2030 and Concurrent Repurchase of Approximately US$300 Million Existing Convertible Senior Notes

BEIJING, Feb. 24, 2025 (GLOBE NEWSWIRE) — iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced the closing of its offering (the “Notes Offering”) of US$350 million in aggregate principal amount of 4.625% convertible senior notes due 2030 (the “Notes”). The Notes bear interest at a rate of 4.625% per year, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2025. The Notes will mature on March 15, 2030, unless repurchased, redeemed or converted in accordance with the terms of the Notes prior to such date. The net proceeds of the Notes Offering (after deducting the initial purchasers’ discount, taking into account the estimated reimbursement from the initial purchasers for certain expenses incurred by the Company in connection with the Notes Offering, but without deducting other estimated offering expenses payable by the Company) amounted to approximately US$344.8 million. The Company intends to use the net proceeds from the Notes Offering for the repayment and/or repurchase of existing debt securities as described below and for general corporate purposes.

The Notes will rank effectively junior to any of the Company’s secured indebtedness (including a portion of the Company’s obligations related to the outstanding convertible notes due January 2028) to the extent of the value of the assets securing such indebtedness. Holders of the Notes may not convert the Notes at any time on or prior to the 40th day following the last date of original issuance of the Notes (such date, the “Compliance Period End Date”). After the Compliance Period End Date and prior to the close of business on the business day immediately preceding September 15, 2029, the Notes will be convertible only if certain conditions are met. On or after September 15, 2029 until the close of business on the second scheduled trading day immediately preceding the maturity date, the Notes will be convertible at any time. Upon conversion, holders will receive cash, the American Depositary Shares, each representing seven Class A ordinary shares, with par value of $0.00001 per share, of the Company (the “ADSs”) or a combination of cash and ADSs, at the election of the Company. The Notes will initially be convertible at a conversion rate of 64,819 ADSs per US$200,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately US$3.0855 per ADS and represents a conversion premium of approximately 27.5% above the Nasdaq closing price of the Company’s ADSs on February 19, 2025, which was US$2.42 per ADS. The initial conversion rate is subject to adjustment upon the occurrence of certain events. On March 15, 2028 or in the event of certain fundamental changes, the holders of the Notes will have the right to require the Company to repurchase for cash all or part of their Notes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

The Notes are offered in offshore transactions outside the United States to certain non-U.S. persons in compliance with Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”). The Notes, the ADSs deliverable upon conversion of the Notes (if any) and the Class A ordinary shares represented thereby have not been and will not be registered under the Securities Act or any other applicable securities laws, and may not be sold or otherwise transferred except under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any other applicable securities laws. No public offering of the Notes, the ADSs deliverable upon conversion of the Notes (if any) and the Class A ordinary shares represented thereby is being made into the United States.

Shortly after the pricing of the Notes, the Company entered into separate and individually privately negotiated agreements with certain holders of the Company’s existing convertible senior notes to repurchase approximately US$300 million principal amount of the convertible senior notes (the “Existing Notes”) in cash (each, a “Repurchase Transaction”). The terms of each Repurchase Transaction have been individually negotiated with each holder of the convertible senior notes.

The Repurchase Transactions (including the related market activity by holders of the Existing Notes subject to the Repurchase Transactions) could affect the market price of the ADSs and the trading price of the Existing Notes and the Company’s other debt securities. The Company expects that holders of the Existing Notes that employ a convertible arbitrage strategy who dispose of their Existing Notes in any Repurchase Transaction may purchase the ADSs in the market and/or in privately negotiated transactions and/or enter into or unwind economically equivalent derivative transactions with respect to the ADSs to hedge their exposure in connection with the Existing Notes. This activity could increase (or reduce the size of any decrease in) the market price of the ADSs, the Notes and the Existing Notes. In addition, investors in the Notes who employ a convertible arbitrage strategy may hedge their investments by short selling the ADSs or by entering into short derivative positions with respect to the ADSs, in each case, in connection with the Notes Offering. This activity could decrease (or reduce the size of any increase in) the market price of the ADSs, the Notes and the Existing Notes. Any of the above activities could affect the market price of the ADSs or the trading price of the Notes or the Company’s outstanding debt securities. The Company cannot predict the magnitude of the market activities described above or the impact they will have on the trading price of the Notes, the Existing Notes or the ADSs.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. This press release contains information about the pending repurchase of the Existing Notes, and there can be no assurance that such transactions will be completed.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. iQIYI distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. Over time, iQIYI has built a massive user base and developed a diversified monetization model including membership services, online advertising services, content distribution, online games, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Investor Relations iQIYI, Inc.

ir@qiyi.com

SOURCE iQIYI, Inc.

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